FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of May, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:May 23, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99.1 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006

99.2 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006

99.3 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006

99.4 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006

99.5 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006

99.6 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006

99.7 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006

99.8 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006

Exhibit 99.1

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.  Name of the issuing institution:                Unilever N.V.

2.  Name of the person obliged to notify:           C.E. Golden

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

(Depositary receipt for) ordinary share   Unilever N.V.            0                 0                  0





Sort of security involved in the transaction

4.  type of security                                       :

5   To be filled out if applicable

    Nominal value of the (underlying) share                :

    Option series                                          :

    Exercise price/conversion rate                         :

    Expiration date                                        :

Transaction in the security indicated in questions 4 and 5

6.  Transaction date                                       :

7a. Number of securities acquired in the transaction(1)    :

b.  Number of securities sold in the transaction           :

8.  Purchase price and/or selling price                    :



9.  Transaction according to an investment management agreement:  O YES    X NO


10. Statement of the total number of securities after the transaction:


Notification under the 'regular' Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)          %                  Voting Rights (total)   %
- Direct actual                   %                  - Direct actual         %
- Direct potential                %                  - Direct potential      %
- Indirect actual                 %                  - Indirect actual       %
- Indirect potential              %                  - Indirect potential    %

                                Denominator Capital Interest EUR
                                Denominator Voting Rights            (number)

1. Is this the first notification under section 2 of the Wmz 1996:   yes    no

2. Is this the first notification the issuing institution concerned: yes    no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                               O
- the Capital interest and/or Voting rights are held by a third party
  for the account of the Person subject to notification duty               O
- the Voting rights are pursuant to a voting rights agreement              O



Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :    X YES     NO
2. Member of the Board of Directors of an affiliated company:      YES   X NO
3. Member of the Supervisory Board                          :      YES   X NO
4. Member of the Supervisory Board of an affiliated company :      YES   X NO

Is the notification made through the Compliance Officer of the
issuing institution:                                             X YES
                                                                    NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                  Date: 22 May 2006
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com


Signature:______________
               J.A.A. van der Bijl
               Compliance Officer

(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10.

Exhibit 99.2


Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1. Name of the issuing institution:                    Unilever N.V.

2. Name of the person obliged to notify:               K.J. Storm

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights


(Depositary receipt for) ordinary share   Unilever N.V.              0                   0                  0




Sort of security involved in the transaction

4.    type of security                                    :

5     To be filled out if applicable

      Nominal value of the (underlying) share             :

      Option series                                       :

      Exercise price/conversion rate                      :

      Expiration date                                     :

Transaction in the security indicated in questions 4 and 5

6.    Transaction date                                    :

7a.   Number of securities acquired in the transaction(1) :

b.    Number of securities sold in the transaction        :

8.    Purchase price and/or selling price                 :



9. Transaction according to an investment management agreement:  O YES   X NO


10.Statement of the total number of securities after the transaction:


Notification under the 'regular' Wmz 1996


In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)           %              Voting Rights (total)    %
- Direct actual                    %              - Direct actual          %
- Direct potential                 %              - Direct potential       %
- Indirect actual                  %              - Indirect actual        %
- Indirect potential               %              - Indirect potential     %

                                Denominator Capital Interest EUR
                                Denominator Voting Rights         (number)

1. Is this the first notification under section 2 of the Wmz 1996:    yes    no

2. Is this the first notification the issuing institution concerned:  yes    no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of
  a subsidiary                                                            O
- the Capital interest and/or Voting rights are held by a third party
  for the account of the Person subject to notification duty              O
- the Voting rights are pursuant to a voting rights agreement             O

Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :    X YES     NO
2. Member of the Board of Directors of an affiliated company:      YES   X NO
3. Member of the Supervisory Board                          :      YES   X NO
4. Member of the Supervisory Board of an affiliated company :      YES   X NO

Is the notification made through the Compliance Officer of
the issuing institution:                                         X YES
                                                                    NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                   Date: 22 May 2006
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com




Signature:______________
               J.A.A. van der Bijl
               Compliance Officer


(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10.

Exhibit 99.3

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.  Name of the issuing institution:                         Unilever N.V.

2.  Name of the person obliged to notify:                    A. Burgmans

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share,                            45,086            50,496.3           45.086
nominal value NLG 1.12                    Unilever N.V.

Ordinary shares nominal value NLG 1.12    Unilever N.V.              692              775.04            7,750

Employee / executive option on ordinary   Unilever N.V.          105,800                   0                0
share of nominal value NLG 1.12

TSR-LTIP conditional award in the form    Unilever N.V.            7,394                   0                0
of rights over shares



Sort of security involved in the transaction

4. type of security                                   : not applicable


5 To be filled out if applicable

  Nominal value of the (underlying) share             : not applicable

  Option series                                       : not applicable

  Exercise price/conversion rate                      : not applicable

  Expiration date                                     : not applicable

Transaction in the security indicated in questions 4 and 5

6.Transaction date                                    : not applicable

7a.Number of securities acquired in the transaction(1): not applicable

b. Number of securities sold in the transaction       : not applicable

8. Purchase price and/or selling price                : not applicable

9. Transaction according to an investment management agreement:  O YES    X NO


10.Statement of the total number of securities after the transaction:


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights


Depositary receipt for ordinary share,                            135.258           21.641,3           135.258
nominal value NLG 1.12                    Unilever N.V.

Ordinary shares nominal value NLG 1.12    Unilever N.V.              2076             332,16              2076

Employee / executive option on ordinary   Unilever N.V.           317.400                  0                 0
share of nominal value NLG 1.12


TSR-LTIP conditional award in the form    Unilever N.V.            22.182                  0                 0
of rights over shares



Notification under the 'regular' Wmz 1996


In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)          %              Voting Rights (total)      %
- Direct actual                   %            - Direct actual              %
- Direct potential                %            - Direct potential           %
- Indirect actual                 %            - Indirect actual            %
- Indirect potential              %            - Indirect potential         %

                                Denominator Capital Interest EUR
                                Denominator Voting Rights        (number)

1. Is this the first notification under section 2 of the Wmz 1996:  yes     no

2. Is this the first notification the issuing institution concerned:yes     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;

- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                  O
- the Capital interest and/or Voting rights are held by a third party
  for the account of the Person subject to notification duty                  O
- the Voting rights are pursuant to a voting rights agreement                 O

Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :    X YES      NO
2. Member of the Board of Directors of an affiliated company:    YES      X NO
3. Member of the Supervisory Board                          :    YES      X NO
4. Member of the Supervisory Board of an affiliated company :    YES      X NO

Is the notification made through the Compliance Officer of the issuing
institution:                                                             X YES
                                                                            NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                    Date: 22 May 2006
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com




Signature:______________
               J.A.A. van der Bijl
               Compliance Officer

(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10.

Exhibit 99.4

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1. Name of the issuing institution:                               Unilever N.V.

2. Name of the person obliged to notify:                            P.J. Cescau

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):



Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights

Depositary receipt for ordinary share     Unilever N.V.           31.279            35.032,5         31.279

Employee / executive option on ordinary   Unilever N.V.           90.022                   0
share of nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           19.492                   0              0

Conditional performance shares            Unilever N.V.           6.000                    0              0


Sort of security involved in the transaction

4. type of security                                   : not applicable

5  To be filled out if applicable

   Nominal value of the (underlying) share            : not applicable

   Option series                                      : not applicable


   Exercise price/conversion rate                     : not applicable

   Expiration date                                    : not applicable


Transaction in the security indicated in questions 4 and 5

6. Transaction date                                   : not applicable

7a.Number of securities acquired in the transaction(1): not applicable

b. Number of securities sold in the transaction       : not applicable

8. Purchase price and/or selling price                : not applicable

9. Transaction according to an investment management agreement:   O YES    X NO

10.Statement of the total number of securities after the transaction:



Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights

Depositary receipt for ordinary share     Unilever N.V.           93.837            15.013,9         93.387

Employee / executive option on ordinary   Unilever N.V.          270.066                   0
share of nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           58.476                   0              0

Conditional performance shares            Unilever N.V.           18.000                   0              0


Notification under the 'regular' Wmz 1996


In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)         %       Voting Rights (total)      %
- Direct actual                  %     - Direct actual              %
- Direct potential               %     - Direct potential           %
- Indirect actual                %     - Indirect actual            %
- Indirect potential             %     - Indirect potential         %

                                Denominator Capital Interest EUR
                                Denominator Voting Rights         (number)

1. Is this the first notification under section 2 of the Wmz 1996:   yes     no

2. Is this the first notification the issuing institution concerned: yes     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                 O
- the Capital interest and/or Voting rights are held by a third party for
  the account of the Person subject to notification duty                     O
- the Voting rights are pursuant to a voting rights agreement                O

Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :  X YES        NO
2. Member of the Board of Directors of an affiliated company:    YES      X NO
3. Member of the Supervisory Board                          :    YES      X NO
4. Member of the Supervisory Board of an affiliated company :    YES      X NO

Is the notification made through the Compliance Officer of the issuing
institution:                                                             X YES
                                                                            NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                    Date: 22 May 2006
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com




Signature:_________________
               J.A.A. van der Bijl
               Compliance Officer

(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10.

Exhibit 99.5

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1. Name of the issuing institution:                               Unilever N.V.

2. Name of the person obliged to notify:                            R.D. Kugler

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):



Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights

Depositary receipt for ordinary share     Unilever N.V.           16.409            18.378,1         16.409

Employee / executive option on ordinary   Unilever N.V.           58.975                   0
share of nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           12.067                   0              0

Performance shares                        Unilever N.V.           4.000                    0              0



Sort of security involved in the transaction

4. type of security                                    :not applicable

5  To be filled out if applicable

   Nominal value of the (underlying) share             : not applicable

   Option series                                       : not applicable

   Exercise price/conversion rate                      : not applicable

   Expiration date                                     : not applicable


Transaction in the security indicated in questions 4 and 5

6. Transaction date                                    : not applicable

7a.Number of securities acquired in the transaction(1) : not applicable

b. Number of securities sold in the transaction        : not applicable

8. Purchase price and/or selling price                 : not applicable



9. Transaction according to an investment management agreement: O YES  X NO

10.Statement of the total number of securities after the transaction:


Type of security                          Name of the issuing     Number of         Total capital    Total voting
                                          institution             securitiesl                        rights

Depositary receipt for ordinary share     Unilever N.V.           49.227            7.876,32         49.227


Employee / executive option on ordinary   Unilever N.V.          176.925                   0
share of nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           36.201                   0                0

Performance shares                        Unilever N.V.           12.000                   0                0

Notification under the 'regular' Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)            %          Voting Rights (total)     %
- Direct actual                     %        - Direct actual             %
- Direct potential                  %        - Direct potential          %
- Indirect actual                   %        - Indirect actual           %
- Indirect potential                %        - Indirect potential        %

                                Denominator Capital Interest EUR
                                Denominator Voting Rights         (number)

1. Is this the first notification under section 2 of the Wmz 1996  : yes    no

2. Is this the first notification the issuing institution concerned: yes    no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                  O
- the Capital interest and/or Voting rights are held by a third party
  for the account of the Person subject to notification duty                  O
- the Voting rights are pursuant to a voting rights agreement                 O


Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :  X YES       NO
2. Member of the Board of Directors of an affiliated company:    YES     X NO
3. Member of the Supervisory Board                          :    YES     X NO
4. Member of the Supervisory Board of an affiliated company :    YES     X NO

Is the notification made through the Compliance Officer of the issuing institution: X YES NO To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                    Date: 22 May 2006
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com



Signature:_________________
               J.A.A. van der Bijl
               Compliance Officer

(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10.

Exhibit 99.6

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1. Name of the issuing institution:                              Unilever N.V.

2. Name of the person obliged to notify:                        R.H.P. Markham

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Ordinary share, nominal value NLG 1.12    Unilever N.V.           26.774            29.986,9           26.774


Employee option on ordinary share of      Unilever N.V.           88,350                   0                0
nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           13.915                   0                0

Conditional performance shares            Unilever N.V.            4.000                   0                0





Sort of security involved in the transaction

4.  type of security                                    : not applicable

5   To be filled out if applicable

    Nominal value of the (underlying) share             : not applicable

    Option series                                       : not applicable

    Exercise price/conversion rate                      : not applicable

    Expiration date                                     : not applicable


Transaction in the security indicated in questions 4 and 5

6.  Transaction date                                    : not applicable

7a. Number of securities acquired in the transaction(1) : not applicable

b.  Number of securities sold in the transaction        : not applicable

8.  Purchase price and/or selling price                 : not applicable



9.  Transaction according to an investment management agreement:  O YES    X NO


10. Statement of the total number of securities after the transaction:

Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Ordinary share, nominal value NLG 1.12    Unilever N.V.           80.322            12.851,5           80.322


Employee option on ordinary share of      Unilever N.V.          265.050                   0                0
nominal value NLG 1.12

Restricted share rights                   Unilever N.V.           41.745                   0                0

Conditional performance shares            Unilever N.V.           12.000                   0                0



Notification under the 'regular' Wmz 1996


In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)         %            Voting Rights (total)      %
- Direct actual                  %          - Direct actual              %
- Direct potential               %          - Direct potential           %
- Indirect actual                %          - Indirect actual            %
- Indirect potential             %          - Indirect potential         %

                                Denominator Capital Interest EUR
                                Denominator Voting Rights            (number)

1. Is this the first notification under section 2 of the Wmz 1996  : yes  no

2. Is this the first notification the issuing institution concerned: yes  no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                 O
- the Capital interest and/or Voting rights are held by a third party
  for the account of the Person subject to notification duty                 O
- the Voting rights are pursuant to a voting rights agreement                O

Part II notification form section 2a Wmz 1996

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :     X YES      NO
2. Member of the Board of Directors of an affiliated company:       YES    X NO
3. Member of the Supervisory Board                          :       YES    X NO
4. Member of the Supervisory Board of an affiliated company :       YES    X NO

Is the notification made through the Compliance Officer of the issuing
institution:                                                              X YES
                                                                             NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                    Date: 22 May 2006
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com



Signature:________________
               J.A.A. van der Bijl
               Compliance Officer


(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10.

Exhibit 99.7

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.  Name of the issuing institution:                              Unilever N.V.

2.  Name of the person obliged to notify:                       J. van der Veer

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):





Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share,    Unilever N.V.           4700                  5.264           4700
nominal value NLG 1.12



Sort of security involved in the transaction

4. type of security                                     : not applicable

5  To be filled out if applicable

   Nominal value of the (underlying) share              : not applicable

   Option series                                        : not applicable

   Exercise price/conversion rate                       : not applicable

   Expiration date                                      : not applicable

Transaction in the security indicated in questions 4 and 5

6. Transaction date                                     : not applicable

7a.Number of securities acquired in the transaction(1)  : not applicable

b. Number of securities sold in the transaction         : not applicable

8.Purchase price and/or selling price                   : not applicable

9.Transaction according to an investment management agreement:  O YES    X NO

10.Statement of the total number of securities after the transaction:



Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share,    Unilever N.V.           14.100            2.256              14.100
nominal value NLG 1.12


Notification under the 'regular' Wmz 1996



In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)                 %          Voting Rights (total)    %
- Direct actual                          %        - Direct actual            %
- Direct potential                       %        - Direct potential         %
- Indirect actual                        %        - Indirect actual          %
- Indirect potential                     %        - Indirect potential       %

                                Denominator Capital Interest EUR
                                Denominator Voting Rights         (number)

1. Is this the first notification under section 2 of the Wmz 1996:   yes   no

2. Is this the first notification the issuing institution concerned: yes   no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                 O
- the Capital interest and/or Voting rights are held by a third party
  for the account of the Person subject to notification duty                 O
- the Voting rights are pursuant to a voting rights agreement                O

Part II notification form section 2a Wmz 1996


What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :  X YES       NO
2. Member of the Board of Directors of an affiliated company:    YES      X NO
3. Member of the Supervisory Board                          :    YES      X NO
4. Member of the Supervisory Board of an affiliated company :    YES      X NO

Is the notification made through the Compliance Officer of the issuing
institution:                                                             X YES
                                                                            NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                    Date: 22 May 2006
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com


Signature:______________
               J.A.A. van der Bijl
               Compliance Officer

(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10.

Exhibit 99.8

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1. Name of the issuing institution:                              Unilever N.V.

2. Name of the person obliged to notify:                    C.J. van der Graaf

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):



Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share     Unilever N.V.           9.141             10.237,9           9.141

Employee / Executive option on ordinary   Unilever N.V.          45,450                    0               0
share of nominal value NLG 1.12

TSR-LTIP conditional award in the form    Unilever N.V.          12.067                    0               0
of rights over shares

Conditional performance shares            Unilever N.V.           4.000                    0               0


Sort of security involved in the transaction

4. type of security                                    : not applicable

5  To be filled out if applicable

   Nominal value of the (underlying) share             : not applicable

   Option series                                       : not applicable

   Exercise price/conversion rate                      : not applicable

   Expiration date                                     : not applicable

Transaction in the security indicated in questions 4 and 5

6. Transaction date                                    : not applicable

7a.Number of securities acquired in the transaction(1) : not applicable

b. Number of securities sold in the transaction        : not applicable

8. Purchase price and/or selling price                 : not applicable


9. Transaction according to an investment management agreement: O YES  X NO


10.Statement of the total number of securities after the transaction:


Type of security                          Name of the issuing     Number of         Total capital      Total voting
                                          institution             securities                           rights

Depositary receipt for ordinary share     Unilever N.V.           27.423            4.387,7            27.423


Employee / Executive option on ordinary   Unilever N.V.          136.350                  0                  0
share of nominal value NLG 1.12


TSR-LTIP conditional award in the form    Unilever N.V.           36.201                  0                  0
of rights over shares


Conditional performance shares            Unilever N.V.           12.000                 0                   0



Notification under the 'regular' Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)           %               Voting Rights (total)     %
- Direct actual                    %             - Direct actual             %
- Direct potential                 %             - Direct potential          %
- Indirect actual                  %             - Indirect actual           %
- Indirect potential               %             - Indirect potential        %

                                Denominator Capital Interest EUR
                                Denominator Voting Rights       (number)

1. Is this the first notification under section 2 of the Wmz 1996:  yes     no

2. Is this the first notification the issuing institution concerned:yes     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights are at the disposal of a
  subsidiary                                                                 O
- the Capital interest and/or Voting rights are held by a third party
  for the account of the Person subject to notification duty                 O
- the Voting rights are pursuant to a voting rights agreement                O

Part II notification form section 2a Wmz 1996

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                         :      X YES    NO
2. Member of the Board of Directors of an affiliated company:        YES  X NO
3. Member of the Supervisory Board                          :        YES  X NO
4. Member of the Supervisory Board of an affiliated company :        YES  X NO

Is the notification made through the Compliance Officer of the issuing
institution:                                                             X YES
                                                                            NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                     Date: 22 May 2006
K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com




Signature:______________
               J.A.A. van der Bijl
               Compliance Officer


(1)You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10.